Corning Incorporated	Corning, NY 14831	t 607-974-9000 www.corning.com

February 12, 2024

VIA EDGAR TRANSMISSION

Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Heather Clark and Melissa Gilmore

Re:	Corning Incorporated
Form 10-K for Fiscal Year Ended December 31, 2022
Form 10-Q for the Period Ended September 30, 2023
File No. 001-03247

Dear Ms. Clark and Ms. Gilmore:

We are responding to the comment from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in the letter dated January 4, 2024 to Mr. Edward Schlesinger of Corning Incorporated (“Corning”), relating to the above-referenced filings. The Staff’s comment is set forth below in bold, followed by our related response.

Please note that the “Company,” “we” or “our” refers to Corning Incorporated. All terms used but not defined herein have the meanings assigned to such terms in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 (“2022 Form 10-K”).

Form 10-Q for the Period Ended September 30, 2023

Goodwill, page 27

1.	We note your response from prior comment 1 from our letter dated November 17, 2023 and from your 10-K disclosures that you perform a detailed quantitative impairment test every three years and that the last test performed was in 2020. Please tell us the date of your annual assessment completed in 2023 and tell us the percentage by which your estimated fair value exceeded its carrying value for each reporting unit and the specific key assumptions used in the fair value determination.

The Company acknowledges the Staff’s comment. We completed our fiscal 2023 annual impairment test as of October 1, 2023, and performed a quantitative test, pursuant to ASC 350-20-35-3B and in line with our policy, for each of our six reporting units.

Based on the quantitative test performed in 2023, the implied fair value for each of the Optical Communications, Display Technologies, Specialty Materials, Life Sciences, Hemlock Semiconductor Group and Pharmaceutical Technologies reporting units substantially exceeded its respective carrying amount by 270%, 78%, 132%, 100%, 225% and 33%, respectively.

In estimating the fair value of a reporting unit, the Company used an income approach using a discounted cash flow model. The key assumptions and inputs used in the model included

Corning Incorporated

management’s internal projections of future cash flows, the weighted-average cost of capital, ranging from 7.9-10.4% and long-term growth rate used to estimate the reporting unit’s terminal value, ranging from 0% to 2%. These assumptions are based upon historical experience, current knowledge from commercial relationships and available external information about future trends.

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Please direct questions regarding this response to me at (607) 974-5843.

Sincerely,

/s/ Edward A. Schlesinger
Executive Vice President & Chief Financial Officer
cc:	Wendell P. Weeks, Chairman & Chief Executive Officer
Lewis A. Steverson, Executive Vice President & Chief Legal & Administrative Officer
Stefan Becker, Senior Vice President, Finance & Corporate Controller
Marco Carducci, PricewaterhouseCoopers LLP